Exhibit II

July 25, 2017

LETTER TO THE LIMITED PARTNERS OF CAPITAL PRODUCT PARTNERS L.P.

Enclosed are (i) a Notice of the Annual Meeting of the Limited Partners of Capital Product Partners L.P. (the “Company”) which will be held at 3 Iassonos Str., 18 537 Piraeus, Greece, on September 8, 2017, at 11:30 a.m. (the “Annual Meeting”), (ii) the Company’s Proxy Statement in connection with the Annual Meeting, and (iii) the Company’s Annual Report on Form 20-F that accompanies the Proxy Statement.

At this Annual Meeting, the Limited Partners of the Company will consider and vote upon proposals:

1.	To elect one (1) Class I Director of the Company to serve until the 2020 Annual Meeting of Limited Partners (“Proposal One”);

2.	To consider and vote upon a proposal to ratify the appointment of Deloitte Certified Public Accountants S.A. as our independent registered public accounting firm for the fiscal year ending December 31, 2017 (“Proposal Two”);

3.	To transact such other business as may properly come before the Annual Meeting and any adjournments or postponements thereof.

Adoption of Proposal One requires the affirmative vote of a plurality of the common units represented in person or by proxy at the Annual Meeting, excluding common units owned by Capital Maritime & Trading Corp. or its affiliates.

Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast by holders of the common units and Class B Units considered together as a single class.

You are cordially invited to attend the Annual Meeting in person. If you attend the Annual Meeting, you may revoke your proxy and vote your units in person.

IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY LIMITED PARTNER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,
Gerasimos (Jerry) Kalogiratos
Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

CAPITAL PRODUCT PARTNERS L.P.

NOTICE OF ANNUAL MEETING OF LIMITED PARTNERS

July 25, 2017

NOTICE IS HEREBY given that the Annual Meeting of the Limited Partners of Capital Product Partners L.P. (the “Company”) will be held at 3 Iassonos Str., 18 537 Piraeus, Greece, on September 8, 2017, at 11:30 a.m. (the “Annual Meeting”) for the following purposes, of which items 1 and 2 are more completely set forth in the accompanying Proxy Statement:

1.	To elect one (1) Class I Director of the Company to serve until the 2020 Annual Meeting of Limited Partners (“Proposal One”);

2.	To consider and vote upon a proposal to ratify the appointment of Deloitte Certified Public Accountants S.A. as our independent registered public accounting firm for the fiscal year ending December 31, 2017 (“Proposal Two”);

3.	To transact such other business as may properly come before the Annual Meeting and any adjournments or postponements thereof.

The Board of Directors has fixed the close of business on July 14, 2017 as the record date for the determination of the Limited Partners entitled to receive notice and to vote at the Annual Meeting or any adjournment thereof.

IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY LIMITED PARTNER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

If you attend the Annual Meeting, you may revoke your proxy and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS

Gerasimos (Jerry) Kalogiratos

Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

CAPITAL PRODUCT PARTNERS L.P.

ANNUAL MEETING OF LIMITED

PARTNERS TO BE HELD ON

SEPTEMBER 8, 2017

PROXY STATEMENT

TIME, DATE AND PLACE OF ANNUAL MEETING

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors (the “Board of Directors”) of Capital Product Partners L.P., a limited partnership organized under the laws of the Republic of the Marshall Islands (the “Partnership”, “CPLP”, “us”, “our” or “we”), of proxies from our limited partners (the “Limited Partners”), for use at our Annual Meeting of Limited Partners (the “Annual Meeting”) to be held at our principal executive offices at 3 Iassonos Str., 18 537 Piraeus, Greece, at 11:30 am Greek time, on September 8, 2017, and at any adjournments or postponements thereof, pursuant to the enclosed Notice of Annual Meeting.

The date this Proxy Statement is being sent to the Limited Partners is July 25, 2017. You should review the information provided herein in conjunction with our Annual Report for the year ended December 31, 2016, which accompanies this Proxy Statement. Our principal executive offices are located at 3 Iassonos Str., 18 537 Piraeus, Greece, and our telephone number is +30 210 458 4950.

INFORMATION CONCERNING PROXY

The enclosed proxy is solicited on behalf of our Board of Directors. The giving of a proxy does not preclude the right to vote in person should any Limited Partner giving the proxy so desire. Limited Partners have an unconditional right to revoke their proxy at any time prior to the exercise thereof, either in person at the Annual Meeting or by filing with our Secretary at our headquarters a written notice of revocation or a duly executed proxy bearing a later date; no such revocation will be effective, however, until written notice of the revocation or a duly executed proxy bearing a later date is received by us at or prior to the Annual Meeting.

The cost of preparing, assembling and mailing this Proxy Statement and the accompanying Annual Report, the Notice of Annual Meeting and the enclosed proxy is to be borne by us. In addition to the use of mail, our directors and officers of our General Partner may solicit proxies personally, by telephone, electronically or by other means of communication. These directors and officers will receive no compensation for soliciting proxies (other than their regular compensation). We may request banks, brokers and other custodians, nominees and fiduciaries to forward copies of the proxy materials to their principals and to request authority for the execution of proxies. We will reimburse such persons for their expenses in doing so. In addition, we have engaged Morrow Sodali LLC, 470 West Avenue, Stamford, CT 06902, as our proxy solicitor to help us solicit proxies from brokers, banks or other nominees. We will pay Morrow Sodali LLC a fee of $3,000.00, plus any costs and expenses, for consultation services and solicitation of proxies from brokers, banks and nominees and a charge of $6.50 per record holder or non-objecting beneficial owner for the solicitation of proxies from such holder or beneficial owner.

Copies of proxy materials for the Annual Meeting will also be available on the Partnership’s website at www.capitalpplp.com.

PURPOSES OF THE ANNUAL MEETING

At the Annual Meeting, our Limited Partners will consider and vote upon the following matters:

1.	To elect one (1) Class I Director of CPLP to serve until the 2020 Annual Meeting of Limited Partners;

2.	To consider and vote upon a proposal to ratify the appointment of Deloitte Certified Public Accountants S.A., as our independent registered public accounting firm for the fiscal year ending December 31, 2017; and

3.	To transact such other business as may properly come before the Annual Meeting and any adjournments or postponements thereof.

Unless contrary instructions are indicated on your proxy, all Partnership units represented by valid proxies received pursuant to this solicitation (and which have not been revoked in accordance with the procedures set forth herein) will be voted (a) for the election of the nominee for director named below and (b) in favor of all other proposals described in the Notice of Annual Meeting. The Board of Directors knows of no other business that may properly come before the Annual Meeting; however, if other matters properly come before the Annual Meeting, it is intended that the persons named in the proxy will vote thereon in accordance with their best judgment. In the event a unitholder specifies a different choice by means of the unitholder’s proxy, the unitholder’s units will be voted in accordance with the specification so made.

OUTSTANDING VOTING SECURITIES AND VOTING RIGHTS

Our Board of Directors previously set the close of business on July 14, 2017 as the record date for determining which of our unitholders are entitled to notice of, and to vote at, the Annual Meeting. As of the record date, there were 123,631,036 outstanding common units (the “Common Units”), 12,983,333 outstanding Class B Convertible Preferred Units (the “Class B Units”) and 2,439,989 general partner units (collectively, the “Partnership units”) that are entitled to be voted at the Annual Meeting. Each Partnership unit is entitled to one vote on each matter submitted to Limited Partners for approval at the Annual Meeting (subject to the redistribution of voting rights for holders of 5% or more of the outstanding Partnership units in accordance with the Limited Partnership Agreement, as further described in the accompanying Annual Report). The holders of the Class B Units have voting rights that are identical to the voting rights of the Common Units on an as-converted basis; provided, however, that, in accordance with the terms of the Limited Partnership Agreement, holders of Class B Units have no right to vote for any director at this Annual Meeting. Any Common Units owned by Capital Maritime & Trading Corp. (“Capital Maritime”) and its affiliates have the same rights as the Partnership’s other outstanding Common Units; provided, however, that Common Units owned by Capital Maritime and its affiliates do not vote for directors. As of July 14, 2017, Capital Maritime and its affiliates owned 20,575,978 of our Common Units.

The Annual Meeting will be subject to the following quorum and voting requirements:

•	The attendance, in person or by proxy, of one or more Limited Partners holding at least a majority of the total voting rights of the Partnership (including those rights attaching to the Class B Units) at the Annual Meeting shall constitute a quorum; provided, however, that if the Annual Meeting has been adjourned twice due the absence of quorum, the holders of 25% of the total voting rights of the Partnership (including those rights attaching to the Class B Units) and which are represented in person or by proxy shall constitute a quorum for the purposes of such meeting.

•	The affirmative vote of a plurality of the Common Units represented in person or by proxy at the Annual Meeting, excluding Common Units owned by Capital Maritime or its affiliates, will be required for the election of the Class I Director nominee.

•	The affirmative vote of a majority of the votes cast by holders of the Common Units and Class B Units considered together as a single class will be required to approve the ratification of the appointment of our auditors.

If less than a majority of the outstanding Partnership units entitled to vote is represented at the Annual Meeting, a majority of the Partnership units so represented may adjourn the Annual Meeting to another date, time or place, and notice need not be given of the new date, time or place if the new date, time or place is announced at the meeting before an adjournment is taken, unless such adjournment shall be for more than 45 days, in which event notice shall be given to all unitholders for which the meeting is proposed.

Prior to the Annual Meeting, we will select one or more inspectors of election for the meeting. Such inspector(s) shall determine the number of Partnership units represented at the meeting, the existence of a quorum and the validity and effect of proxies, and shall receive, count and tabulate ballots and votes and determine the results thereof.

Your vote is important:

•	Abstentions will be considered as units present and entitled to vote at the Annual Meeting and will be counted as votes cast at the Annual Meeting, but will not be counted as votes cast for or against any given matter.

•	If your Partnership units are held in street name through a bank or broker, your bank or broker may vote your units under certain circumstances if you do not provide voting instructions before the Annual Meeting, in accordance with New York Stock Exchange rules that govern the banks and brokers. These circumstances include “routine matters”, such as the ratification of the appointment of our independent registered public accounting firm described in this Proxy Statement. Thus, if you do not vote your Partnership units with respect to this matter, your bank or broker may vote your Partnership units on your behalf or leave your Partnership units unvoted.

•	The election of directors is not considered a “routine matter”. Thus, if you do not vote your Common Units with respect to this matter, your bank or broker may not vote your Common Units, and your Common Units will be left unvoted on the matter.

“Broker non-votes” occur when Partnership units represented by proxies received from a bank or broker are not voted on a matter because the bank or broker did not receive voting instructions from the bank or broker’s customer. Broker non-votes will be treated the same as abstentions, which means the Partnership units will be deemed to be present at the Annual Meeting for purposes of determining whether a quorum exists provided that the Partnership units have been voted on at least one matter. In tabulating the votes for any particular proposal, Partnership units that constitute broker non-votes or abstentions are not considered units present and entitled to vote with respect to the matter on which the broker has not voted or the abstention has been received. Thus, abstentions and broker non-votes will not have an effect on such matter because they will not be counted as votes cast.

        INTERNET AVAILABILITY FOR VOTING

Following receipt of your proxy card, you may vote your Common Units or Class B Units by accessing www.proxyvote.com.

PROPOSAL 1: ELECTION OF CLASS I DIRECTOR

Our Limited Partnership Agreement provides that the Board of Directors shall consist of eight individuals, three of whom shall be appointed by our general partner, Capital GP L.L.C. (the “General Partner”), and five of whom shall be elected by holders of our Common Units, excluding Common Units owned by Capital Maritime and its affiliates. Our Limited Partnership Agreement further provides that the elected directors shall be divided into three classes. Each class of directors serves a staggered three-year term.

Pierre de Demandolx-Dedons, who joined our Board of Directors on November 15, 2011 and will hold office as sole Class I Director until the upcoming Annual Meeting, has determined to resign from his functions effective upon the Annual Meeting. Our Board of Directors expresses its gratitude to Mr. Demandolx-Dedons for his contribution as director and member of our audit committee and conflicts committee. Rory Hussey has been nominated by the Board of Directors for election to serve as Class I Director from the Annual Meeting until the 2020 Annual Meeting of Limited Partners or until a successor is duly elected, as further described below. Abel Rasterhoff and Dimitris P. Christacopoulos hold office as Class II Directors until the 2018 Annual Meeting of Limited Partners and Evangelos G. Bairactaris and Keith Forman hold office as Class III Directors until the 2019 Annual Meeting of Limited Partners.

The accompanying form of proxy, when properly executed and returned to the Partnership, will be voted FOR the election as director of the person named below, unless the proxy contains contrary instructions. Proxies cannot be voted for a greater number of persons than the number of nominees named in this Proxy Statement. Management has no reason to believe that the nominee is unable or unwilling to serve if elected. If the nominee should become unable or unwilling to serve as a director, however, the proxy will be voted for the election of such other person as shall be designated by the Board of Directors.

Nominee

The person nominated as director is as follows:

Name	Age	Position with the Partnership	Term Expires
Rory Hussey	65	Class I Director	2020 Annual Meeting

Rory Hussey. Mr. Hussey most recently served as a Managing Director of ING Bank, in charge of ING’s ship finance business in Southern Europe and the Middle East. Mr. Hussey retired from his position in July 2017. Mr. Hussey started his career with Citibank’s shipping team in 1974. He held a variety of positions within Ship Finance at Citibank and worked for 20 years in Hong Kong, New York, Taipei, and Athens. After returning to London, he headed Citi’s transportation finance syndications team. He joined ING in 2001 in charge of shipping syndications before becoming head of Sales for the London Syndications team. Mr. Hussey subsequently returned to ship finance and became Managing Director of ING Bank in 2009. Mr. Hussey holds a M.Sc. (Econ) from the London School of Economics and Political Science.

If Mr. Hussey is elected as Class I Director at the Annual Meeting, our Board of Directors expects to elect Mr. Hussey a member of our audit committee and conflicts committee.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE NOMINEE FOR ELECTION AS DIRECTOR.

Management

Set forth below is certain information concerning our continuing directors who are not currently standing for election and our other executive officers who are not directors:

Name	Age	Position	Term Expires
Ioannis E. Lazaridis(1)	49	Director and Chairman of the Board	2017
Gerasimos (Jerry) Kalogiratos(1)	40	Director and Chief Executive Officer and Chief Financial Officer of our General Partner	2017
Gerasimos Ventouris	66	Chief Operating Officer of our General Partner	—
Nikolaos Syntichakis(1)	55	Director	2017
Abel Rasterhoff	76	Director	2018
Evangelos G. Bairactaris	46	Director and Secretary	2019
Keith Forman	59	Director	2019
Dimitris P. Christacopoulos	47	Director	2018
Pierre de Demandolx-Dedons(2)	76	Director	2017

(1)	Appointed by our General Partner.
(2)	Mr. de Demandolx-Dedons has determined to resign effective upon the upcoming Annual Meeting.

Ioannis E. Lazaridis joined our Board of Directors on March 13, 2007 and served as the Chief Executive and Chief Financial Officer of our General Partner since its formation in January 2007 until September 8, 2014. Mr. Lazaridis was appointed as non-executive Chairman of the Board effective December 19, 2014. Mr. Lazaridis served as President of NYSE-listed Crude Carriers Corp., an affiliate of Capital Maritime, from March 2010 until its merger with us in September 2011, and also served as Capital Maritime’s Chief Financial Officer and as a director from its incorporation in March 2005. From 2004 to March 2005, Mr. Lazaridis was employed by our predecessor companies. From 1990 to 2004, Mr. Lazaridis was employed by Credit Agricole Indosuez Cheuvreux in London, Kleinwort Benson Securities and Norwich Union Investment Management in various positions related to equity sales and portfolio management. Mr. Lazaridis holds a B.A. degree in economics from the University of Thessaloniki in Greece and an M.A. in Finance from the University of Reading in the UK. He is also an Associate for the Institute of Investment Management and Research in the UK.

Gerasimos (Jerry) Kalogiratos was appointed as Chief Executive and Chief Financial Officer of our General Partner on June 12, 2015. He joined our Board of Directors in December 2014. Mr. Kalogiratos joined Capital Maritime in 2005 and was part of the team that completed the initial public offering (“IPO”) of CPLP in 2007. He has also served as Chief Financial Officer and director of NYSE-listed Crude Carriers Corp. before its merger with us in September

2011. He has over 11 years of experience in the shipping and finance industries, specializing in vessel acquisition and projects and shipping finance. Before he joined Capital Maritime, he worked in equity sales in Greece. He completed his MA in European Economics and Politics at the Humboldt University in Berlin and holds a B.A. degree in Politics, Philosophy and Economics from the University of Oxford in the United Kingdom and an Executive Finance degree from the London Business School.

Gerasimos Ventouris has been appointed as our Chief Operating Officer as of June 30, 2015. Mr. Ventouris has been the Chief Commercial Officer of our Manager since 2003 and brings more than 40 years of experience in the shipping industry. Mr. Ventouris started his career with Union Commercial Steamship, which was one of the most prominent ship management companies in Piraeus, Greece at the time, and ascended to the position of Operations and Chartering Manager and obtained considerable experience in all aspects of the management of various types of vessels. He then joined his family shipping business, which he led until 2000, overseeing the operations of a large fleet of bulk carriers, container general cargo and product tankers vessels, as well as the construction and sale and purchase of new vessels. Mr. Ventouris holds a bachelor’s degree in Economics from the University of Athens.

Nikolaos Syntichakis joined our Board of Directors on June 30, 2015. Mr. Syntychakis, Managing Director of Capital Ship Management Corp., our manager (the “Manager”), joined our Manager in January 2001 where he has served as Vetting Manager, Crew Manager and Operations Manager. From 2000 to 2001, Mr. Syntychakis served as Fleet Operator of Delfi S.A. in Piraeus, Greece and from 1988 to 1999 he worked as the Chief Officer and DPA of Sougerka Maritime also in Piraeus, Greece. Mr. Syntychakis has been involved in the shipping industry in various capacities for over 25 years and has also been closely involved with vetting matters, serving on Intertanko’s Vetting Committee for several years.

Abel Rasterhoff joined our Board of Directors on April 3, 2007. He serves on our conflicts committee and has been designated as the audit committee’s financial expert. Mr. Rasterhoff joined Shell International Petroleum Maatschappij in 1967, and worked for various entities of the Shell group of companies until his retirement from Shell in 1997. From 1981 to 1984, Mr. Rasterhoff was Managing Director of Shell Tankers B.V., Vice Chairman and Chairman-elect of the Dutch Council of Shipping and a Member of the Dutch Government Advisory Committee on the North Sea. From 1991 to 1997, Mr. Rasterhoff was Director and Vice President Finance and Planning for Shell International Trading and Shipping Company Limited. During this period he also served as a Board Member of the Securities and Futures Authority (SFA) in London. From February 1998 to 2004, Mr. Rasterhoff served as a member of the executive board and as Chief Financial Officer of TUI Nederland, the largest Dutch tour operator. From February 2001 to September 2001, Mr. Rasterhoff served as a member of the executive board and as Chief Financial Officer of Connexxion, the government owned public transport company. Mr. Rasterhoff was also on the Supervisory Board of SGR and served as an advisor to the trustees of the TUI Nederland Pension Fund. Mr. Rasterhoff served on the Capital Maritime Board as the chairman of the audit committee from May 2005 until his resignation in February 2007. Mr. Rasterhoff also served as a director and audit committee member of Aegean Marine Petroleum Network Inc., a company listed on the NYSE from December 2006 to May 2012. Mr. Rasterhoff holds a graduate business degree in economics from Groningen State University.

Evangelos G. Bairactaris joined our Board of Directors on March 13, 2007 and has served as our Secretary since our formation in January 2007. Mr. Bairactaris is a Greek attorney at law and a member of the Piraeus Bar Association. Mr. Bairactaris has been a partner in Bairactaris & Partners since 2000 and has acted as managing partner since 2003. He has regularly provided his professional services to our predecessor companies and many Greek and international shipping companies and banks. The law firm of Bairactaris & Partners has provided, and may continue to provide, legal services to us and to Capital Maritime and its affiliates.

Keith Forman joined our Board of Directors on April 3, 2007 and serves on our conflicts committee and our audit committee. Mr. Forman was appointed President and Chief Executive Officer of Rentech, Inc. (“Rentech”) (NASDAQ: RTK) and Chief Executive Officer of Rentech Nitrogen Partners (“RNF”) (NYSE: RNF) in December 2014. Previously, Mr. Forman had served, since November of 2011, as an independent director of RNF. Rentech was the owner of the general partner of RNF, a publicly traded partnership engaged in the production of fertilizers, until RNF merged with and into CVR Partners in April 2016. CVR Partners (NYSE: UAN) also is a manufacturer of fertilizers. Mr. Forman served as a director of its general partner until resigning from his position in April 2017. Rentech remains the owner of subsidiaries engaged in the wood fiber industry in the United States, Canada, South America and the U.K. Mr. Forman was, until March 2010, a Partner and served as Chief Financial Officer of Crestwood Midstream Partners. Crestwood Midstream was a private equity backed investment partnership focused on making investments in the midstream energy market. Prior to his tenure at Crestwood, Mr. Forman was Senior Vice President, Finance for El Paso Corporation, a Vice President of El Paso Field Services, and from 1992 to 2003 Chief Financial Officer of Gulf Terra Energy Partners L.P., a publicly traded master limited partnership. Mr. Forman has served as a Senior Advisor to Industry Funds Management, an Australian based fund manager that invests in infrastructure projects worldwide, since May 2012. Mr. Forman resigned his position as a Director of Applied Consultants in September of 2016, a position he had held since November 2013 as the company was acquired by the private investment firm First Reserve.

Dimitris P. Christacopoulos joined our Board of Directors on September 30, 2011, following our merger with NYSE-listed Crude Carriers, where he had served as a director since 2010 and he currently serves on our conflicts committee and our audit committee. Mr. Christacopoulos currently serves as a Partner at Octane Management Consultants. He started his professional career as an analyst in the R&D Department of a major food producer in Greece in 1992 before joining Booz Allen & Hamilton Consulting in 1995 in New York in their Operations Management Group. He subsequently joined Barclays Capital as the Associate Director for Strategic Planning in London from 1999 to 2002 at which time he became Director of Corporate Finance & Strategy at Aspis Group of Companies in Athens where he participated in the Group’s Management and Investment Committees. In 2005, he joined Fortis Bank NV/SA as a Director in the Energy, Commodities and Transportation Group and until 2010 acted as the Deputy Country Head for Greece, setting up the bank’s Greek branch and expanding its presence in ship and energy finance in the region. Since 2008, Mr. Christacopoulos has also served as a member of the Board of Directors of Haidemenos S.A., a company listed on the Athens Stock Exchange. Mr. Christacopoulos has a diploma in chemical engineering from the National Technical University of Athens and an MBA from Columbia Business School in New York.

Pierre de Demandolx-Dedons joined our Board of Directors on November 15, 2011 and serves on our conflicts committee and our audit committee. Mr. de Demandolx-Dedons has informed the Board of Directors that he will resign from his functions as director and member of our conflicts committee and audit committee effective upon the Annual Meeting. Mr. De Demandolx-Dedons has been involved in the shipping industry in various capacities for over forty years and since 1997 has been primarily a shipping consultant. From 1984 to 1997, Mr. de Demandolx-Dedons was employed by Groupe WORMS & Cie, a French financial, insurance and transportation company, where he held several positions in the organization, including Deputy General Manager of Cie Navale Worms (which became Compagnie Nationale De Navigation in 1986) and General Manager in charge of Finance—Tankers and Offshore, a position he held from 1991 to 1996. From 1986 to 2004, Mr. de Demandolx-Dedons was a member of the board of directors of UK P&I Clubs. Prior to this involvement, from 1975 to 1984, Mr. de Demandolx-Dedons was active in the French Shipowners’ Association in Paris, serving as its Deputy General Manager from 1975 to 1977 and as its General Manager from 1977 to 1984. During this time he was active on the boards of ICS and ISF. From 1965 to 1975 he was a civil servant in the French Ports Authorities. He currently sits on a number of boards of directors both in Europe and the United States, including Seacor Holdings Inc., a company listed on the NYSE. Prior to joining our Board of Directors, Mr. de Demandolx-Dedons served as a director of Crude Carriers and Capital Maritime.

CORPORATE GOVERNANCE

Board Responsibilities, Structure and Requirements

Pursuant to our Limited Partnership Agreement, our General Partner has delegated to our Board of Directors the authority to oversee and direct our operations, management and policies on an exclusive basis, and such delegation is binding on any successor general partner of the Partnership. Our General Partner, Capital GP L.L.C., a Marshall Islands limited liability company wholly owned by Capital Maritime, manages our day-to-day activities consistent with the policies and procedures adopted by our Board of Directors.

Ioannis E. Lazaridis is the Chairman of our Board of Directors since December 19, 2014. Prior to his appointment as Chairman, Mr. Lazaridis served as Chief Executive Officer and Chief Financial Officer of our General Partner from its formation in January 2007 through September 8, 2014.

Our General Partner intends to cause its officers to devote as much time as is necessary for the proper conduct of our business and affairs. Our General Partner’s Chief Executive Officer and Chief Financial Officer, Mr. Gerasimos (Jerry) Kalogiratos, and its Chief Operating Officer, Mr. Gerasimos Ventouris, allocate their time between managing our business and affairs and the business and affairs of Capital Maritime. The amount of time they allocate between our business and the businesses of Capital Maritime varies depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses.

Meetings and Committees of the Board of Directors

Our Board of Directors and its committees meet throughout the year generally on a quarterly schedule, and hold special meetings and act by written consent from time to time as appropriate. During the fiscal year ended December 31, 2016, our Board of Directors held nine meetings and also approved certain actions by unanimous written consents; our audit committee held four meetings; and our conflicts committee held 11 meetings. All of our directors attended all of the meetings of the Board of Directors and the committees on which they served. We strongly encourage all directors to attend the Annual Meeting of Limited Partners, but we have no specific policy requiring attendance by directors at such meetings.

Our Board of Directors delegates various responsibilities and authority to Board committees. Committees regularly report on their activities and actions to the full Board. The committees of the Board of Directors are the audit committee and the conflicts committee. Our Board of Directors has determined that each member of the audit committee and conflicts committee, as well as Mr. Hussey, is an independent director or nominee director, as applicable, in accordance with the standards adopted by the NASDAQ Global Select Market, the U.S. Securities and Exchange Commission (the “SEC”) and any other applicable laws and regulations governing independence from time to time.

Our Board of Directors has adopted written charters for the audit and conflicts committees, as well as a Code of Business Conduct and Ethics that applies to the Partnership and all of its employees, directors, officers and agents. The charters for the audit and conflicts committees and Code of Business Conduct and Ethics are publicly available in the “Corporate

Governance” section of our website at www.capitalpplp.com, and each is available in print, upon request and without charge, to any unitholder. Each of the committees has the authority to retain independent advisors and consultants, with all fees and expenses to be paid by us.

The Nasdaq Global Select Market does not require a listed limited partnership like us to establish a compensation committee or a nominating/corporate governance committee. Due to our partnership structure, the size of our board and the fact that the compensation of our executive officers is set and paid by our General Partner, the Board has determined that it is appropriate for the Partnership not to have a compensation committee or nominating/corporate governance committee at this time.

Our full Board of Directors is responsible for overseeing the selection of persons to be nominated to serve on our Board. In connection with the selection and nomination process, the full Board of Directors considers and determines the desired experience, mix of skills and other qualities necessary to assure appropriate Board composition, taking into account the current Board members and the specific needs of the Partnership and the Board. The criteria for selecting directors includes such factors as (i) the candidate’s ability to comprehend the Partnership’s strategic goals and to help guide the Partnership towards the accomplishment of those goals; (ii) the history of the candidate in conducting his or her personal and professional affairs with the utmost integrity and observing the highest standards of values, character and ethics; (iii) the candidate’s time availability for participation at Board and committee meetings; (iv) the candidate’s judgment and business experience with related businesses or other organizations of comparable size; (v) the knowledge and skills the candidate would add to the Board and its committees, including the candidate’s knowledge of the rules and regulations of the SEC and national stock exchanges, and accounting and financial reporting requirements; (vi) the candidate’s ability to satisfy the criteria for independence established by the SEC and national stock exchanges; and (vii) the interplay of the candidate’s experience with the experience of other Board members.

Although the Partnership does not have a formal procedure, the Board will consider all candidates recommended by the Partnership’s unitholders. Due to the infrequency of nominations, the Partnership does not believe that the adoption of a formal policy for consideration of unitholder nominees is appropriate at this time.

Audit Committee

Our audit committee currently consists of Messrs. Rasterhoff (Chair), de Demandolx-Dedons, Forman and Christacopoulos, each of whom the Board of Directors has determined is an independent director. After the Annual Meeting, we anticipate that the audit committee will consist of Messrs. Rasterhoff (Chair), Forman, Christacopoulos and Hussey. Mr. Rasterhoff has been designated an “Audit Committee Financial Expert” under the SEC rules. The audit committee has powers and performs the functions customarily performed by such a committee.

Our Board of Directors is responsible for the Partnership’s financial statements and internal controls. The independent auditor of the Partnership, Deloitte Certified Public Accountants S.A., reports directly to the audit committee and is responsible for performing an independent audit of the Partnership’s annual consolidated financial statements. The audit committee’s overall responsibility is to assist the Board of Directors in overseeing the quality and integrity of the accounting, auditing and financial reporting practices.

Conflicts Committee

Our conflicts committee currently consists of Messrs. Rasterhoff, de Demandolx-Dedons, Forman (Chair) and Christacopoulos, each of whom the Board of Directors has determined is an independent director. After the Annual Meeting, we anticipate that the conflicts committee will consist of Messrs. Rasterhoff, Forman (Chair), Christacopoulos and Hussey. Our conflicts committee charter provides that the members of our conflicts committee (A) may not be (a) security holders, officers or employees of our General Partner, (b) officers, directors or employees of any affiliate of our General Partner or (c) holders of any ownership interest in the Partnership other than Common Units and (B) must meet the independence standards of NASDAQ and the SEC and any other applicable laws and regulations governing independence from time to time.

Our conflicts committee reviews specific matters that our Board of Directors believes may involve conflicts of interest and determines if the resolution of the conflict of interest is fair and reasonable to us. Any matters approved by a majority of the members of our conflicts committee (a so-called “Special Approval” under the Limited Partnership Agreement) will be deemed to be permitted and approved by all holders of Partnership units, and shall not constitute a breach of the Limited Partnership Agreement or of any duty stated or implied by law or equity.

Director Independence

While our Common Units are listed on the NASDAQ Global Select Market, there is no requirement that our Board of Directors be composed of a majority of independent directors.

The Board of Directors has evaluated whether each of the directors and Mr. Hussey, as nominee director, meets the independence requirements set forth in the NASDAQ listing rules and our Limited Partnership Agreement. The NASDAQ independence definition includes a series of objective tests, such as whether the director or nominee director is our employee or has engaged in various types of business dealings with us. In addition, the Board of Directors is required to make a subjective determination that no relationships exist which, in the opinion of the Board of Directors, would interfere with the exercise of the director’s independent judgment in carrying out his or her responsibilities. After reviewing the information presented to it, our Board of Directors has determined that each of Messrs. Rasterhoff, Forman, Christacopoulos and Hussey is “independent” within the meaning of such rules. In making this determination, the Board of Directors reviewed and discussed information provided by Messrs. Rasterhoff, Forman, Christacopoulos and Hussey with regard to their respective business and personal activities as they may relate to us, our General Partner and our General Partner’s management. Our independent directors will meet in executive session as often as necessary to fulfill their duties, but no less frequently than annually. The Board determined that Messrs. Lazaridis, Kalogiratos, Bairactaris and Syntichakis are not independent under the NASDAQ listing rules.

Corporate Governance

The Nasdaq Global Select Market requires limited partnerships with listed units to comply with certain of its corporate governance standards. As a foreign private issuer, we are not required to comply with all of the rules that apply to listed U.S. limited partnerships. However, we have generally chosen to comply with most of the Nasdaq Global Select Market’s corporate governance rules as though we were a U.S. limited partnership. Although we are not required to have a majority of independent directors on our Board of Directors or to establish a compensation committee or a nominating/corporate governance committee, our Board of Directors has established an audit committee and a conflicts committee comprised solely of independent directors. Accordingly, we do not believe there are any significant differences between our corporate governance practices and those that would typically apply to a U.S. domestic issuer that is a limited partnership under the corporate governance standards of the Nasdaq Global Select Market.

Unitholder Communications with the Board of Directors

Although our Board of Directors has not adopted a formal procedure for unitholders to communicate in writing with members of the Board of Directors, any such communications received by the Partnership will be forwarded to our Board of Directors. Because our Board of Directors meets frequently and is able to meet on short notice, the Partnership has not deemed it necessary to adopt a formal communication procedure at this time.

Code of Business Conduct and Ethics and Corporate Governance Guidelines

The Nasdaq Global Select Market does not require a listed limited partnership like us to comply with all of its corporate governance requirements. The Board, however, has adopted a Code of Business Conduct and Ethics. The Board of Directors is responsible for overseeing the Code of Business Conduct and Ethics. Among other matters, the code addresses the following matters concerning the Board and its committees:

•	Conduct relating to personal relationships, including conflicts of interest and corporate opportunities;

•	Conduct relating to confidential information, including insider trading;

•	Conduct relating to company property;

•	Conduct relating to records and accounts, including a ban on loans to employees;

•	Reporting and compliance procedures; and

•	Anti-bribery and corruption.

Our Board of Directors has adopted written charters for the audit and conflicts committees. See above “—Meetings and Committees of the Board of Directors”.

Role of the Board of Directors in Risk Oversight

Our Board of Directors and the audit committee oversee the management of the risks to which the Partnership is exposed. Risks are identified, assessed and managed on an ongoing basis by the Board of Directors and, under the Board of Director’s oversight, the officers of our General Partner, and addressed during periodic board and committee meetings, resulting in both board and committee discussions and public disclosure, as appropriate. The Board of Directors is responsible for overseeing our General Partner’s management in the execution of its risk management responsibilities and for reviewing our approach to risk management. The Board of Directors administers this risk oversight function either through the full Board of Directors or through the audit committee, each of which examines various components of the risks to which we are exposed as part of its responsibilities. An overall review of risk is inherent in the Board of Director’s consideration of our long and short term strategies, acquisitions and significant financial matters. The audit committee oversees financial risks (including risks associated with accounting and financial reporting), legal and compliance risks and other risk management functions.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our Board of Directors and conflicts committee are responsible for the review and approval of “related party transactions” between us and our directors, the executive officers of our General Partner, our General Partner, Capital Maritime or other related persons. Under SEC rules, a related person is a director, officer, nominee for director or 5% or greater unitholder since the beginning of our last fiscal year and their immediate family members. Each related party transaction is reviewed by the Board of Directors and, when such transaction is referred to it in accordance with the terms of our Limited Partnership Agreement, the conflicts committee before we enter into the transaction.

Manager

We have entered into three separate technical and commercial management agreements with Capital Ship Management Corp., our Manager, for the management of our fleet. These include (i) a fixed fee management agreement, (ii) a floating fee management agreement and (iii), with respect to the vessels acquired as part of the merger with Crude Carriers, the Crude Carriers management agreement. Each vessel in our fleet is managed under the terms of one of these three agreements.

Fixed fee management agreement. At the time of our IPO, we entered into an agreement with our Manager under which our Manager has agreed to provide us with certain commercial and technical management services for a fixed daily fee per managed vessel. The fixed daily fee covers (a) commercial and technical management services, (b) the respective vessel’s operating costs, such as crewing, repairs and maintenance, insurance, stores, spares and lubricants, and (c) the cost of the first special survey or next scheduled drydocking of each managed vessel. In addition to the fixed daily fees payable under the management agreement, our Manager is entitled to supplementary compensation for extraordinary fees and costs (as described in the agreement), which may vary from time to time. We also pay a fixed daily fee per bareboat chartered vessel in our fleet, mainly to cover compliance and commercial costs, which includes those costs incurred by our Manager to remain in compliance with the oil majors’ requirements, including vetting requirements. The Partnership paid $0.8 million in management fees to the Manager in 2016 under the fixed fee management agreement.

Floating fee management agreement. In June 2011, we entered into an agreement with our Manager under which we are charged actual expenses incurred by our Manager. Under the terms of this agreement, we compensate our Manager for expenses and liabilities incurred on our behalf while providing the agreed services to us, including, but not limited to, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating costs. Costs and expenses associated with a managed vessel’s next scheduled drydocking are borne by us and not by our Manager. We also pay our Manager a daily technical management fee per managed vessel that is revised annually based on the United States Consumer Price Index. The Partnership paid $8.9 million in management fees to the Manager in 2016 under the floating fee management agreement.

Crude Carriers management agreement. In September 2011, we completed our merger with Crude Carriers. Currently, three of the five crude tanker vessels we acquired as part of the merger continue to be managed under a management agreement entered into in March 2010, as amended, with our Manager whose initial term expires on December 31, 2020. Under the terms of this agreement, we compensate our Manager for all of its expenses and liabilities incurred on our behalf while providing the agreed services to us, including, but not limited to, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating and administrative costs. We have agreed to pay our Manager the following fees: (a) a daily technical management fee per managed vessel that is revised annually based on the United States Consumer Price Index; (b) a sale and purchase fee equal to 1% of the gross purchase or sale price upon the consummation of any purchase or sale of a vessel acquired by Crude Carriers (which fee the Manager has agreed to waive going forward effective January 1, 2017) and (c) a commercial services fee equal to 1.25% of all gross charter revenues generated by each vessel for commercial services rendered (which fee the Manager has agreed to waive going forward effective January 1, 2017). The Partnership paid $1.0 million in management fees to the Manager in 2016 under the Crude Carriers management agreement. Our Manager has the right to terminate the Crude Carriers management agreement and, under certain circumstances, could receive substantial sums in connection with such termination; however, even if our Board of Directors or our unitholders are dissatisfied with the Manager, there are only limited circumstances under which we can terminate this management agreement. The termination fee was initially set at $9.0 million in March 2010 and increases on each one-year anniversary during which the management agreement remains in effect (on a compounding basis) in accordance with the total percentage increase, if any, in the United States Consumer Price Index over the immediately preceding 12 months. Since March 2017, this termination fee has been $9.9 million.

Other Related-Party Transactions

Share Purchase Agreement for the acquisition of the vessel owning company of the M/T Amor. On October 24, 2016, we entered into a share purchase agreement for the acquisition of the shares of the company owning the M/T Amor, an eco-type MR product tanker (49,999 dwt IMO II/III chemical product tanker built in 2015, Samsung Heavy Industries (Ningbo) Co., Ltd.) for a total consideration of $16.9 million comprising, $16.0 million in cash and the issuance of

283,696 new Common Units to Capital Maritime. The M/T Amor is employed under a time charter by Cargill at a gross daily rate of $17,500. On acquisition we assumed a term loan in the amount of $15.8 million under a new credit facility with ING Bank N.V. arranged by Capital Maritime. The term loan is non-amortizing for a period of two years from the anniversary of the dropdown of the M/T Amor with an expected final maturity date in November 2022. The interest margin on the term loan is 2.50%. The term loan is subject to ship finance covenants similar to the covenants applicable under our existing facilities. Please see “Item 5B: Liquidity and Capital Resources—Net Cash (Used in)/Provided by Financing Activities” and Note 5 (Fixed Assets) to our Financial Statements included in our Annual Report, which accompanies this proxy statement.

Share Purchase Agreement for the acquisition of the vessel owning company of the CMA CGM Magdalena. On February 26, 2016, we entered into a share purchase agreement with Capital Maritime for the acquisition of the shares of the company owning the M/V CMA CGM Magdalena. The $81.5 million purchase price for the M/V CMA CGM Magdalena was funded through a drawdown under our 2013 credit facility and from available cash. The M/V CMA CGM Magdalena is chartered to CMA-CGM S.A. for five years at a gross daily charter rate of $39,250.

Charter Party Agreements with Capital Maritime. During 2016, each of the M/T Amore Mio II, M/T Miltiadis M II, M/T Aristotelis, M/T Atlantas II and M/T Arionas entered into new or extended existing charter party agreements with Capital Maritime. These new charters/extensions were unanimously approved by our conflicts committee. The daily rates under each of these charter parties are $21,000 for the M/T Amore Mio II, $25,000 for the M/T Militadis M II, $13,750 for the M/T Aristotelis, $13,000 for the M/T Atlantas II, and $11,000 for the M/T Arionas.

Omnibus Agreement with Capital Maritime. On September 30, 2011, we entered into an amended and restated Omnibus Agreement with Capital Maritime, our General Partner and Capital Product Operating L.L.C., which governs the manner in which certain future tanker business opportunities will be offered by Capital Maritime to us. The Omnibus Agreement does not apply to container and drybulk vessels. Under the terms of the Omnibus Agreement, Capital Maritime and its controlled affiliates (other than us, our General Partner and our subsidiaries) have agreed not to acquire, own or operate product or crude oil tankers with carrying capacity greater than or equal to 30,000 dwt under time or bareboat charters with a remaining duration (excluding any extension options) of at least 12 months (calculated by reference to the earliest of (a) the date the tanker to which such time or bareboat charter is attached is first acquired by Capital Maritime or any of its controlled affiliates and (b) the date on which a tanker owned by Capital Maritime or any of its controlled affiliates is put under such time or bareboat charter) without the consent of our General Partner or our Board of Directors or without first offering such tanker vessel to us. Similarly, we may not acquire, own or operate product or crude oil tankers with a carrying capacity under 30,000 dwt, other than vessels we had owned prior to the date of the Omnibus Agreement, without first offering such tanker vessel to Capital Maritime. Furthermore, we granted Capital Maritime a right of first offer on the disposal of product and crude oil tankers, whereas Capital Maritime granted us a right of first offer on any disposal or re-chartering of any product and crude oil tanker with a carrying capacity greater than or equal to 30,000 dwt owned or acquired by Capital Maritime or any of its controlled affiliates (other than us).

Administrative and executive services agreements. On April 4, 2007, we entered into an administrative services agreement with our Manager, pursuant to which our Manager has agreed to provide certain administrative management services to the Partnership, such as accounting, auditing, legal, insurance, IT, clerical and other administrative services. In addition, we reimburse our Manager for reasonable and duly documented costs and expenses incurred in connection with the provision of these services, amounting to $0.1 million. In 2015, we entered into an executive services agreement (the “Executive Services Agreement”), as amended in 2016, with our General Partner. Under the Executive Services Agreement, our General Partner provides certain executive officers services for the management of the Partnership’s business, as well as investor relation and corporate support services, for total consideration of $1,687,500 per year.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of the date hereof, the beneficial ownership of our Common Units by each person we know beneficially owns more than 5.0% or more of our Common Units, and all of our directors, director nominees and the executive officers of our General Partner as a group. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person beneficially owns any units as to which the person has or shares voting or investment power.

Name and Address of Beneficial Owner(1)	Number of Common Units Owned	Percentage of Total Common Units
Capital Maritime(2)(3)	17,291,768	14.0%
Crude Carriers Investments(3)	3,284,210	2.7%
Ioannis E. Lazaridis	*	*
Gerasimos (Jerry) Kalogiratos	*	*
Gerasimos Ventouris	*	*
Nikolaos Syntichakis	*	*
Abel Rasterhoff	*	*
Evangelos G. Bairactaris	*	*
Keith Forman	*	*
Dimitris P. Christacopoulos	*	*
Pierre de Demandolx-Dedons(4)	*	*
Rory Hussey	—	—
All executive officers and directors as a group (10 persons)	*	*

*	Less than 1%.
(1)	Except as otherwise indicated, the address of each beneficial owner is c/o Capital Product Partners L.P, 3 Iassonos Str., 18 537 Piraeus, Greece.
(2)	Excludes the 2% general partner interest (1.8% on a fully converted basis) held by our General Partner, a wholly owned subsidiary of Capital Maritime.
(3)	The Marinakis family, including Evangelos M. Marinakis, our former chairman, through its ownership of Capital Maritime and Crude Carriers Investments, may be deemed to beneficially own, or to have beneficially owned, all of our units held by Capital Maritime and Crude Carriers Investments.
(4)	Mr. de Demandolx-Dedons has determined to resign effective upon the upcoming Annual Meeting.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

As a foreign private issuer, Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), does not apply to our executive officers, directors or holders of 10% or more of our Partnership units.

COMPENSATION OF MANAGEMENT AND DIRECTORS

Executive Compensation

The compensation of our General Partner’s Chief Executive Officer and Chief Financial Officer, Mr. Kalogiratos, and our General Partner’s Chief Operating Officer, Mr. Ventouris, is set and paid by our General Partner, and we reimburse our General Partner for such costs and related expenses under relevant executive service agreements, as further described below. We do not have a retirement plan for our General Partner’s executive officers or directors. Officers, employees and affiliates of our General Partner may participate in employee benefit plans and arrangements sponsored by Capital Maritime, our General Partner or their affiliates, including plans that may be established in the future.

On April 29, 2008, our Board of Directors adopted an Omnibus Incentive Compensation Plan (the “Omnibus Plan”), according to which we may issue a limited number of awards to employees, consultants, officers, directors or affiliates, including the employees, consultants, officers or directors of our General Partner, our Manager, Capital Maritime and certain key affiliates and other eligible persons. Awards may be made in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance units. In August 2014, following approval obtained from our Limited Partners at our 2014 annual meeting, we amended and restated our Omnibus Plan to increase the maximum number of restricted units authorized for issuance thereunder from 800,000 to 1,650,000. The Omnibus Plan is administered by our General Partner as authorized by our Board of Directors. Details of the grants made under the Omnibus Plan are provided below under “Compensation Discussion and Analysis.”

Director Compensation

Our directors receive compensation for their services as directors, as well as for serving in the role of committee chair, and have also received restricted units. For the year ended December 31, 2016, our directors, including our chairman, received an aggregate amount of $0.6 million, of which $73.6 thousand received in common units and $560.0 thousand received in cash. In lieu of any other compensation, our chairman receives an annual fee for acting as a director and as the chairman of our Board of Directors. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the Board of Directors or committees and is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

Reimbursement of Expenses Incurred by Our General Partner

Our General Partner does not receive any management fee or other compensation for managing us. Our General Partner and its other affiliates are reimbursed for expenses incurred on our behalf. These expenses include all expenses necessary or appropriate for the conduct of our business and allocable to us, as determined by our General Partner. In 2016, these expenses for which our General Partner was reimbursed amounted to $0.1 million.

Compensation Discussion and Analysis

As described above, we do not employ our own management. Instead, the officers of our General Partner are acting on our behalf, as agents of the Partnership.

Pursuant to the terms of the Executive Services Agreement, we pay our General Partner $1,687,500 per year as compensation for services related to the management of our business and affairs, including the appointment and performance of relevant duties of the chief executive officer, chief finance officer, and a number of additional officers. Officers, employees and affiliates of our General Partner may participate in employee benefit plans and arrangements sponsored by Capital Maritime, our General Partner or their affiliates, including plans that may be established in the future. Upon a “change of control” (as defined in the Executive Services Agreement) officers and consultants appointed by the General Partner may be entitled to certain compensation under their applicable employment or consultancy agreement if they resign within three years after the change of control pursuant to, and on terms consistent with, applicable provisions in their respective agreements. See above “Certain Relationships and Related Transactions—Other Related-Party Transactions—Administrative and executive services agreements”.

In determining the amount to be paid to our General Partner under services agreement, our Board of Directors considers the costs incurred and expected to be incurred by our General Partner in providing the services within industry standards.

From time to time, the Board of Directors also considers the appropriateness of granting to our directors and the executive officers and affiliates of our General Partners restricted units under our Omnibus Plan, subject to vesting requirements, in order to align the interest of our directors, executive officers and such key employees with those of our unitholders. In determining the amount of these grants, the Board of Directors considers the then-current market price of our Common Units, the aggregate holdings of our directors and of the management and key employees of our General Partner, Manager and their respective affiliates, the results of the Partnership’s operations for the year, and the contribution of the Board of Directors, the General Partner’s management and the Manager to the Partnership’s results.

On July 22, 2010, our Board of Directors amended the Omnibus Plan to increase the aggregate number of restricted units issuable under the Omnibus Plan to 800,000. On August 31, 2010, we, either directly or through our General Partner, issued 795,200 of the 800,000 units authorized under the Omnibus Plan. Awards were issued to all members of our Board of Directors, to officers of our General Partner, our Manager, Capital Maritime and to employees of certain key affiliates and other eligible persons, with the majority vesting three years from the date of issuance, except for awards issued to certain members of our Board of Directors, which vested in equal annual installments over a three-year period. On August 31, 2013, the units previously issued pursuant to the Omnibus Plan fully vested and as of December 31, 2013, there were no incentive awards outstanding under the Omnibus Plan. Following approval of our unitholders at our 2014 annual meeting, on August 21, 2014, our Board of Directors amended the Omnibus Plan to increase the aggregate number of restricted units issuable under the Omnibus Plan to 1,650,000 from 800,000. On December 23, 2015, we awarded 850,000 unvested units to all members of our Board of Directors, to officers of our General Partner, our Manager, Capital Maritime, and to employees of certain key affiliates and other eligible persons, with the majority vesting three years from the date of issuance.

All awards issued under our Omnibus Plan are conditional upon the grantee’s continued service until the applicable vesting date and all awards accrue distributions payable upon vesting.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The audit committee hereby reports as follows:

1.	The audit committee has reviewed and discussed the audited financial statements with our management.

2.	The audit committee has discussed with Deloitte Certified Public Accountants S.A., our independent registered public accounting firm, the matters required to be discussed by Statement on Auditing Standards No. 114 (The Auditor’s Communication With Those Charged With Governance), as may be amended or modified.

3.	The audit committee has received the written disclosures and the letter from Deloitte Certified Public Accountants S.A., required by PCAOB Ethics and Independence Rule 3526 (Communication with Audit Committees Concerning Independence), as may be modified or supplemented, and has discussed with Deloitte Certified Public Accountants S.A. their independence.

4.	Based on the review and discussions referred to in paragraphs (1) through (3) above, the audit committee recommended to our Board of Directors that the audited financial statements be included in our Annual Report on Form 20-F for the year ended December 31, 2016, for filing with the SEC.

THE AUDIT COMMITTEE

/s/ Abel Rasterhoff
/s/ Pierre de Demandolx-Dedons
/s/ Keith Forman
/s/ Dimitris Christacopoulos

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2016 and 2015 was Deloitte Certified Public Accountants S.A. The following table shows the fees we paid or accrued for audit services provided by Deloitte Certified Public Accountants for these periods (in thousands of U.S. Dollars).

	2016	2015
Audit fees(1)	$405.2	$553.0
Audit-related fees	—	—
Tax fees(2)	26.6	28.2
Other fees	—	—
Total	$431.8	$581.2

(1)	Audit fees represent fees for professional services related to the audit of our financial statements for the years ended December 31, 2016 and 2015, review of our quarterly consolidated financial information, audit services provided in connection with other regulatory filings, issuance of consents and assistance with and review of documents filed with the SEC.
(2)	Tax fees represent fees for professional services provided in connection with various U.S. income tax compliance and information reporting matters.

The audit committee of our Board of Directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2016 and 2015.

PROPOSAL 2: TO RATIFY THE APPOINTMENT OF OUR INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee of the Partnership’s Board of Directors has appointed Deloitte Certified Public Accountants S.A. as the Partnership’s independent registered public accounting firm for the fiscal year ending December 31, 2017. Deloitte Certified Public Accountants S.A. audited the Partnership’s consolidated balance sheets as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive income, changes in partners’ capital, and cash flows for each of the three years ended December 31, 2016.

Unitholder approval is not required for the appointment of Deloitte Certified Public Accountants S.A. Nevertheless, the appointment is being submitted for ratification by the Limited Partners at the Annual Meeting. No determination has been made, however, as to what action the Board of Directors or the audit committee would take if the Limited Partners did not ratify this appointment.

A representative of Deloitte Certified Public Accountants S.A. is expected to be present at our Annual Meeting, will have the opportunity to make a statement if he or she desires to do so and will be available to respond to appropriate questions from Limited Partners.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF

THE PROPOSAL TO RATIFY THE APPOINTMENT OF OUR INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING

DECEMBER 31, 2017

HOUSEHOLDING OF ANNUAL DISCLOSURE DOCUMENTS

Unitholders sharing an address who are receiving multiple copies of our proxy materials, including the Proxy Statement, proxy card and Annual Report, may contact their broker, bank or other nominee if in the future they would like only a single copy of each document be mailed to all unitholders at the shared address. In addition, if you are the beneficial owner, but not the record holder, of Partnership units, your broker, bank or other nominee may deliver only one copy of the proxy materials to multiple unitholders who share an address unless that nominee has received contrary instructions from one or more of the unitholders. We will deliver promptly, upon written or oral request, separate copies of the proxy materials to a unitholder at a shared address to which a single copy of the document was delivered. Unitholders who wish to receive separate copies of the proxy materials, now or in the future, should submit their request to us by phone at +30 210 458 4950 or by mail at 3 Iassonos Str., 18 537 Piraeus, Greece.

OTHER BUSINESS

The Board of Directors knows of no other business to be brought before the Annual Meeting. If, however, any other business should properly come before the Annual Meeting, the persons named in the accompanying proxy will vote proxies as in their discretion they may deem appropriate, unless they are directed by a proxy to do otherwise.

INFORMATION CONCERNING PROPOSALS BY LIMITED PARTNERS

Pursuant to Section 7.3 of our Limited Partnership Agreement, any Limited Partner or group of Limited Partners that beneficially owns 10% or more of the Outstanding Common Units (as defined in our Limited Partnership Agreement) shall be entitled to nominate one or more individuals to stand for election as elected directors at our 2018 Annual Meeting by providing written notice thereof to the Board of Directors. Such Limited Partners intending to nominate a nominee for our 2018 Annual Meeting of Limited Partners must deliver such notice in writing to our principal executive offices no earlier than May 12, 2018 and no later than June 12, 2018, or as otherwise announced by our Board of Directors.

BY ORDER OF THE BOARD OF DIRECTORS

Gerasimos (Jerry) Kalogiratos
Director Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

Piraeus, Greece,

July 25, 2017